EXHIBIT 99.10

CONSENT OF MICHAEL P. SHEEHAN

This consent is provided in connection with the filing of the Annual Report on Form 40-F (the "Annual Report") of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any documents incorporated by reference therein (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Revised Annual Information Form for the year ended December 31, 2020 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "MD&A").

I hereby consent to the use and reference of my name, Michael P. Sheehan, in the technical information contained in the Company's Annual Report, the AIF and the MD&A, each for the year ended December 31, 2020, and all other references to such information included or incorporated by reference in the Annual Report and the registration statements on Form S-8 (No. 333-213709) and Form F-10 (No. 333-255507).

Date:  July 28, 2021

/s/ Michael P. Sheehan
MICHAEL P. SHEEHAN